Exhibit 99.3

COPERNIC INC.
360 Franquet Street, Suite 60
Québec, Québec G1P 4N3

PROXY SOLICITATED FROM SHAREHOLDERS BY AND ON BEHALF OF MANAGEMENT

FOR USE AT THE
SPECIAL MEETING OF SHAREHOLDERS
OCTOBER 25, 2010

The undersigned, being a shareholder of COPERNIC INC. (the “Corporation”) hereby appoints, DAVID GOLDMAN, CHAIRMAN of the Corporation, or failing him, JEAN-ROCK FOURNIER, EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER of the Corporation, or failing him, MARC FERLAND, PRESIDENT AND CHIEF EXECUTIVE OFFICER of the Corporation or instead of either of them, ______________________________________ as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the special meeting of the shareholders of the Corporation (the “Meeting”) to be held on OCTOBER 25, 2010, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof. The board of directors of the Corporation unanimously recommends that you vote FOR the Arrangement Resolution. The undersigned hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the undersigned as specified herein.

1.	Vote FOR □ Vote AGAINST □	The Arrangement Resolution, as set out in Schedule A to the management information circular dated September 27, 2010 prepared for the Meeting.

If any amendments or variations to the matter referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

To be valid, this proxy must be received by the Corporation, at 360 Franquet Street, Suite 60, Québec, QC G1P 4N3, or its transfer agent, Equity Transfer & Trust Company, at 200 University Avenue, Suite 400, Toronto, ON M5H 4H1, not later than 5:00 p.m. (EDT) on the last day preceding the day of the Meeting, excluding Saturdays, Sundays and holidays, or any adjournment thereof.  Late proxies may be accepted or rejected by the Chairman of the meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

This proxy revokes and supersedes all proxies of earlier date.

DATED this _______ day of _________, 2010.

Signature of Shareholder
Name of Shareholder (Please Print)
Number of Shares Held

(See Reverse)

NOTES:

1.   THIS PROXY IS SOLICTED BY MANAGEMENT OF THE CORPORATION.

2.   The shares represented by this proxy will be voted.  Where a choice is specified, the proxy will be voted as directed.  Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy.  The proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the proxy or such other matters which may properly come before the Meeting.

3.   Each shareholder has the right to appoint a person other than management designees specified above to represent them at the Meeting.  Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

4.   Each shareholder must sign this proxy.  Please date the proxy.  If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

5.   If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

6.   If the shareholder appoints any of the persons designated above, including persons other than Management Designees, as proxy to attend and act at the said Meeting:

(a)   the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

(b)           where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

(c)           IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.